Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Years Ended
	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000	January 2, 2000
EARNINGS:
Income (loss) before taxes	$(53,430)	$5,873	$(32,050)	$70,780	$31,571
Fixed charges	1,803	743	1,030	1,106	1,881

Total earnings (loss)	$(51,627)	$6,616	$(31,020)	71,886	$33,452

FIXED CHARGES:
Interest expense	$1,162	$81	$82	$47	$646
Estimated interest charges within rental expense	641	662	948	1,059	1,235

Total fixed charges	$1,803	$743	$1,030	$1,106	$1,881

RATIO OF EARNINGS TO FIXED CHARGES	N/A (2)	8.9	N/A (1)	64.9	17.8

(1)	As a result of the net loss incurred in fiscal 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 2001 was approximately $32.1 million.
(2)	As a result of the net loss incurred in fiscal 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 2003 was approximately $53.4 million.